

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2022

Dinesh Patel
Chief Executive Officer
Protagonist Therapeutics, Inc
7707 Gateway Boulevard, Suite 140
Newark, CA 94560-1160

      Re: Protagonist Therapeutics, Inc
          Registration Statement on Form S-3
          Filed August 5, 2022
          File No. 333-266595

Dear Dr. Patel:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Dillon Hagius at 202-551-7967 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Branden C. Berns